Exhibit 99.1

BCD Semiconductor Manufacturing Limited Announces Financial Results for the Fiscal Third Quarter of 2012

SHANGHAI, November 8, 2012 (GLOBE NEWSWIRE) – BCD Semiconductor Manufacturing Limited (“BCD Semiconductor,” the “Company,” “we,” or “us”) (Nasdaq: BCDS), a leading analog integrated device manufacturer, or IDM, based in China, specializing in the design, manufacture and sale of power management integrated circuits, or ICs, today announced financial results for the fiscal third quarter ended September 30, 2012.

The results for the fiscal third quarter ended September 30, 2012 were as follows:

•	Revenue was $38.0 million, an increase of 3.3% from $36.8 million for the second quarter of fiscal year 2012 and a decrease of 2.8% from $39.1 million for the third quarter of fiscal year 2011.

•	Gross margin was 29.1%, compared to 29.1% for the second quarter of fiscal year 2012 and 27.4% for the third quarter of fiscal year 2011.

•

Operating expenses were $8.0 million, compared to $8.3 million for the second quarter of fiscal year 2012 and $7.6 million for the third quarter of fiscal year 2011. Operating expenses for the third quarter of fiscal year 2012 included $193 thousand in share-based compensation expenses, and $182 thousand in expenses related to acquired intangible assets, as compared to $452 thousand and $109 thousand, respectively, for the second quarter of fiscal year 2012, and $643 thousand in share-based compensation expenses and $205 thousand in expenses related to acquired intangible assets for the third quarter of fiscal year 2011.

•

Income from operations after share-based compensation expenses and expenses related to acquired intangible assets was $3.0 million, compared to $2.4 million for the second quarter of fiscal year 2012 and $3.1 million for the third quarter of fiscal year 2011.

•	GAAP net income was $3.6 million, compared to $2.1 million for the second quarter of fiscal year 2012 and $4.0 million for the third quarter of fiscal year 2011.

•	Non-GAAP adjusted net income was $4.0 million, compared to $2.5 million for the second quarter of fiscal year 2012 and $4.9 million for the third quarter of fiscal year 2011.

•	GAAP earnings per diluted American Depositary Share (“ADS”) (EPS) was $0.19, compared to $0.11 for the second quarter of fiscal year 2012 and $0.21 for the third quarter of fiscal 2011.

•	Non-GAAP earnings per diluted ADS share (non-GAAP EPS) was $0.22, compared to $0.13 for the second quarter of fiscal year 2012 and $0.25 for the third quarter of fiscal year 2011.

•	Number of weighted average fully diluted ADSs was 18,504,996.

•	Cash balance was $38.9 million as of September 30, 2012, compared to $49.9 million as of June 30, 2012 and $61.3 million as of September 30, 2011.

•	Cash flow from operating activities was a net inflow of $4.2 million, compared to $3.8 million for the second quarter of fiscal year 2012 and $8.4 million for the third quarter of fiscal year 2011.

•	Capital expenditures were $8.9 million, compared to $7.9 million for the second quarter of fiscal year 2012 and $9.8 million for the third quarter of fiscal year 2011.

•	We used $1.4 million of cash to repurchase 364,959 ADSs at an average price of $3.85 per ADS under our authorized share repurchase program.

“While the macro environment remained soft in the third quarter, we stayed on track following a relatively strong second quarter,” said Chieh Chang, Chief Executive Officer of BCD Semiconductor. “Looking at the short and medium terms, we are especially encouraged by our AC/DC products which have continued to gain traction in all of our targeted markets.”

Business Outlook

Revenue for the fourth quarter of fiscal year 2012 is expected to be in the range of $34 to $38 million, representing at mid-point a decrease of approximately 5.3% compared to the third quarter of fiscal year 2012 and a growth of approximately 15% compared to the fourth quarter of fiscal year 2011. Gross margins are expected to be in the range of 27.0% to 29.0% of revenue. Operating expenses exclusive of share based compensation expenses and expenses related to acquired intangible assets are expected to be approximately $7.8 million. We expect our effective income tax rate to range between 9.0% and 11.0%. We expect our capital expenditures to be approximately $12.0 million in the fourth quarter of fiscal year 2012. The number of ADSs used to calculate GAAP earnings per share for the fourth quarter of fiscal year 2012 is anticipated to be approximately 18.4 million.

Forward-Looking Statements

This press release contains forward-looking statements that are based on current expectations, estimates, forecasts and projections of future performance based on management’s judgment, beliefs, current trends, and anticipated product performance. These forward-looking statements include, without limitation, projected revenues, gross margins, operating expenses, income tax rate, capital expenditures and shares used to calculate earnings per share under the section titled “Business Outlook,” statements regarding market demand and our expectation of continuing to grow our business in the analog power management industry. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to, our ability to introduce or develop new and enhanced products that achieve market acceptance; the actual product performance in volume production; the quality and reliability of our products; our ability to achieve design wins; general business and economic conditions; our ability to identify and consummate strategic transactions; the state of the semiconductor industry and seasonality of our markets; and other risks and uncertainties as described in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed on April 25, 2012, and other filings with the SEC. Underlying assumptions subsequently proving to be incorrect or other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and BCD Semiconductor undertakes no duty to update such information, except as required under applicable law.

Conference Call and Webcast

BCD Semiconductor plans to conduct an investor teleconference and live webcast to discuss the financial results for the fiscal third quarter ended September 30, 2012, its outlook for the fourth quarter of 2012 and other business matters today, November 8, 2012 at 2:00 pm PT / 5:00 pm ET. To listen to the live conference call, please dial 855-500-8701 (or +65 6723 9385 if dialing from outside the U.S.A.). The conference ID number is 38469987. A live webcast of the call will also be available in the “Event Calendar” section of the Company’s investor relations website, http://ir.bcdsemi.com/. The webcast replay will be available for seven days after the live call on the same website. To listen to the conference call replay, please dial 855-452-5696 (or +61 2 8199 0299 if dialing from outside the U.S.A.) The conference ID number for the replay is 38469987.

Use of Non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements presented on a basis consistent with GAAP, we disclose certain non-GAAP financial measures, including non-GAAP adjusted net income and non-GAAP EPS. These supplemental measures exclude share-based compensation expenses that are non-cash charges, expenses related to acquired intangible assets and related tax impact. We believe that non-GAAP financial measures can provide useful information to both management and investors by excluding certain non-cash expenses that are not indicative of our core operating results. In addition, our management uses non-GAAP measures to compare our performance relative to forecasts and to benchmark our performance externally against competitors. Our use of non-GAAP financial measures has certain limitations in that the non-GAAP financial measures we use may not be directly comparable to those reported by other companies. For example, the term used in this press release, non-GAAP adjusted net income, does not have a standardized meaning. Other companies may use the same or similarly named measures, but exclude different items, which may not provide investors with a comparable view of our performance in relation to other companies. We seek to compensate for this limitation by providing a detailed reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures in the tables attached to this press release. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure.

About BCD Semiconductor

BCD Semiconductor Manufacturing Limited (“BCD Semiconductor”) is a leading analog integrated device manufacturer, or IDM, based in China, specializing in the design, manufacture and sale of power management integrated circuits. Our broad product portfolio targets primarily rapidly growing, high volume market segments such as mobile phones, LCD televisions and monitors, personal computers, adapters and chargers. As an IDM, we integrate product design and process technology to optimize product performance and cost, and offer system-level solutions with quality and reliability. Our China-based operations also give us immediate access to the fast growing electronics industry in Asia, enabling us to align our product development efforts with market trends and provide timely and effective technical support to our customers. For more information, please visit http://www.bcdsemi.com.

The following consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“GAAP”).

CONTACT:	Jean-Claude Zhang Chief Financial Officer Tel: +86 21 2416 2298 IR@bcdsemi.com

BCD Semiconductor Manufacturing Limited

Condensed Consolidated Balance Sheets - GAAP

(in thousands of US dollars)

(Unaudited)

	As of
	September 30, 2011	June 30, 2012	September 30, 2012
ASSETS
CURRENT ASSETS
Cash and cash equivalent	$61,278	$49,940	$38,944
Restricted cash	10,235	4,824	9,935
Accounts receivable, net	22,981	23,859	26,762
Inventories	28,670	27,516	31,344
Excess value-added tax paid	2,645	3,539	4,381
Receivable from ZiZhu	7,140	2,431	1,637
Prepaid expenses and other current assets	5,585	2,997	3,039

Total current assets	138,534	115,106	116,042

PROPERTY, PLANT AND EQUIPMENT, NET	47,815	76,860	84,193
LAND USE RIGHT, NET	3,072	3,034	3,009
ACQUIRED INTANGIBLE ASSETS, NET	2,935	1,831	1,684
INVESTMENT IN EQUITY SECURITIES	1,654	2,692	2,685
GOODWILL	282	287	293
OTHER ASSETS	2,982	5,886	6,301

TOTAL	$197,274	$205,696	$214,207

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	$6,000	$10,800	$10,800
Accounts payable	21,907	21,949	23,563
Notes payable	18,175	11,779	14,509
Accrued expenses	3,570	3,622	5,012
Payable for purchase of property, plant and equipment	1,192	6,781	7,562
Withholding tax liability	1,805	1,828	1,832
Other current liabilities	2,078	3,075	2,923

Total current liabilities	54,727	59,834	66,201

OTHER LIABILITIES
Deferred rent-noncurrent	124	113	109
Performance obligation	3,870	3,888	3,878
Obligation under capital lease - noncurrent	224	162	139
Deferred grant-noncurrent	468	394	310

Total other liabilities	4,686	4,557	4,436

Total liabilities	59,413	64,391	70,637

SHAREHOLDERS’ EQUITY
Ordinary shares	111	112	109
Additional paid-in capital	161,163	160,127	159,012
Accumulated other comprehensive income	11,698	12,175	11,969
Accumulated deficit	(34,039)	(31,106)	(27,518)
Treasury stock	(1,072)	(3)	(2)

Total shareholders’ equity	137,861	141,305	143,570

TOTAL	$197,274	$205,696	$214,207

BCD Semiconductor Manufacturing Limited

Condensed Consolidated Statements of Income - GAAP

(in thousands of US dollars, except for percentages)

(Unaudited)

	Three Months Ended
	September 30, 2011	June 30, 2012	September 30, 2012
NET REVENUE
IC products	$36,420	$34,046	$36,130
Services and other	2,685	2,791	1,893

Total net revenue	39,105	36,837	38,023

COST OF REVENUE
IC products	27,074	24,666	26,029
Services and other	1,332	1,464	947

Total cost of revenue	28,406	26,130	26,976

GROSS PROFIT	10,699	10,707	11,047
	27.4%	29.1%	29.1%
OPERATING EXPENSES
Research and development	2,667	2,973	2,543
Selling and marketing	2,480	2,676	2,642
General and administrative	2,259	2,503	2,634
Expenses related to acquired intangible assets	205	109	182

Total operating expenses	7,611	8,261	8,001

INCOME FROM OPERATIONS	3,088	2,446	3,046
	7.9%	6.6%	8.0%
OTHER INCOME (EXPENSE)
Interest income and expenses	326	162	202
Other-net	901	(316)	788

Other income (expenses), net	1,227	(154)	990

INCOME BEFORE INCOME TAX EXPENSE	4,315	2,292	4,036

INCOME TAX EXPENSE	325	220	448

NET INCOME	$3,990	$2,072	$3,588

BCD Semiconductor Manufacturing Limited

Condensed Consolidated Cash Flows Statement - GAAP

(in thousands of US dollars)

(Unaudited)

	Three Months Ended
	September 30, 2011	June 30, 2012	September 30, 2012

NET INCOME	$3,990	$2,072	$3,588

CASH FLOWS FROM OPERATING ACTIVITIES
Depreciation and amortization	1,612	2,504	2,647
Other adjustments to net income	1,521	2,008	474
Changes in assets and liabilities	1,282	(2,798)	(2,513)

Net cash provided by operating activities	$8,405	$3,786	$4,196

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(9,761)	(7,932)	(8,867)
Financing to ZiZhu, receivable	(7,140)	—	789
Other cash flow from investing activities	(4,794)	1,477	(5,714)

Net cash used in investing activities	$(21,695)	$(6,455)	$(13,792)

CASH FLOWS FROM FINANCING ACTIVITIES
Share repurchase	(1,072)	(732)	(1,406)
Net borrowings	3,000	500	—
Other cash flow from financing activities	(198)	9	20

Net cash provided by (used in) financing activities	$1,730	$(223)	$(1,386)

Effects of exchange rate changes	809	(140)	(14)

CHANGE IN CASH	$(10,751)	$(3,032)	$(10,996)

CASH, BEGINNING OF PERIOD	$72,029	$52,972	$49,940

CASH, END OF PERIOD	$61,278	$49,940	$38,944

BCD Semiconductor Manufacturing Limited

Reconciliation of GAAP to Non-GAAP Net Income and EPS

(in thousands of US dollars, except for per ADS data)

(Unaudited)

	Three Months Ended
	September 30, 2011	June 30, 2012	September 30, 2012

GAAP net income	$3,990	$2,072	$3,588

Share-based compensation (Note A)	728	495	237
Expenses related to acquired intangible assets	205	109	182
Change in acquisition earn-out payment	—	(148)	—

Non-GAAP net income	$4,923	$2,528	$4,007

EPS (ADS) fully diluted, GAAP	$0.21	$0.11	$0.19

EPS (ADS) fully diluted, Non GAAP	$0.25	$0.13	$0.22

Note A:	Three Months Ended
	September 30, 2011	June 30, 2012	September 30, 2012
Share-based compensation
Cost of revenue	$85	$43	$44
Research and development	96	51	(45)
Selling, general and administrative	547	401	238

Total share-based compensation	$728	$495	$237